FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number: 000-50596

LINKTONE LTD.

5/F, No. 689, Beijing Dong Road
Shanghai, People’s Republic of China 200001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     82- N.A.

SIGNATURES
Exhibit Index
EX-99.1 SHARE PURCHASE AGREEMENT DATED APR 22, 05
EX-99.2 EQUITY TRANSFER AGREEMENT
EX-99.3 INSTRUMENT OF TRANSFER DATED MAY 13, 05

     As disclosed in the press release issued by Linktone Ltd. (the “Company”) and previously filed on a Current Report on Form 6-K with the Securities and Exchange Commission on May 20, 2005, the Company and certain affiliates acquired all of the issued and outstanding capital stock of Brilliant Concept Investments Ltd. (“Brilliant”), a company incorporated in the British Virgin Islands, and all of the registered share capital of Wangyou Digital Science & Technology (Shenzhen) Co., Ltd. (“Wangyou”), a wholly foreign owned enterprise existing under the laws of the People’s Republic of China (“PRC”) and 100% owned by Brilliant, and Shenzhen Yuanhang Science and Technology Co., Ltd. (“Shenzhen Yuanhang”), a limited liability company organized and existing under the laws of the PRC, pursuant to a Share Purchase Agreement dated April 22, 2005 (the “Purchase Agreement”) and certain ancillary agreements.

     A copy of the (i) Purchase Agreement, (ii) an English summary of the equity transfer agreement dated April 22, 2005, between certain individual affiliates of the Company and certain individual affiliates of Brilliant, Wangyou and Shenzhen Yuanghang and (iii) the instrument of transfer dated May 13, 2005, between the Company and Crown River Enterprises Ltd., a company incorporated in the British Virgin Islands, are attached to this report as Exhibits 99.1, 99.2 and 99.3, respectively, and are hereby incorporated by reference.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINKTONE LTD.
By:	/s/ Mark Begert
	Name:	Mark Begert
	Title:	Chief Financial Officer

Date: May 24, 2005

Exhibit Index

Page
Share Purchase Agreement, dated April 22, 2005, by and among Linktone Ltd., Linktone Information Technology Co., Ltd., Mingji Guan, Shubing Zheng, Crown River Enterprises Ltd., Yuanhang Wang, Dong Li, Brilliant Concept Investments Ltd., Wangyou Digital Science & Technology (Shenzhen) Co., Ltd. and Shenzhen Yuanhang Science and Technology Co., Ltd.
Exhibit 99.1

Equity Transfer Agreement, dated April 22, 2005, by and among Mingji Guan, Shubing Zheng, Yuanhang Wang and Dong Li.	Exhibit 99.2

Instrument of Transfer, dated May 13, 2005, by and among Crown River Enterprises Ltd. and Linktone Ltd.	Exhibit 99.3